As filed with the Securities and Exchange Commission on September 21, 2007

Registration No. 333-__________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form S-3
 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NPS Pharmaceuticals, Inc.
 (Exact name of Registrant as specified in its charter)

Delaware	300 Interpace Parkway, Building B Parsippany, NJ 07054 Tel: (800) 730-3644	87-0439579
(State or other jurisdiction of incorporation or organization)	(Address and telephone number, principal executive offices)	(I.R.S. Employer Identification No.)

Andrew Rackear, Vice President, Legal Affairs and Assistant General Counsel
NPS Pharmaceuticals, Inc.
300 Interpace Parkway, Building B
Parsippany, NJ 07054
Tel: (800) 730-3644
(Name, address and telephone number, of agent for service)

with a copy to:
William Greason
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, N.Y. 10112
(212) 408-5100

          Approximate date of commencement of proposed sale to the public:  As soon as practicable after the registration statement becomes effective.

          If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.   ☒

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act of 1933, please check the following box and list the securities act of 1933 registration statement number of the earlier effective registration statement for the same offering.   ☐

          If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, please check the following box.   ☐

          If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, please check the following box.   ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.001 par value per share (including the associated preferred share purchase rights)	9,191,178	$4.40(2)	$40,441,184(2)	$1,259

(1)

Represents the number of shares of common stock initially issuable to the selling stockholders upon conversion of an aggregate principal amount of $50.0 million of the Registrant’s notes at the initial conversion price of $5.44 per share.  Pursuant to Rule 416 under the Securities Act, the registrant is also registering such indeterminate number of shares of common stock, including the associated preferred share purchase rights, as may be issued from time to time upon conversion of the notes as a result of the conversion rate adjustment provisions relating to the notes.

(2)

Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The proposed maximum offering price per unit and proposed maximum aggregate offering price are based upon the $4.40 average of the high and low prices of the Registrant’s common stock on September 14, 2007 as reported on the NASDAQ Global Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION DATED SEPTEMBER 21, 2007

PROSPECTUS

NPS PHARMACEUTICALS, INC.

9,191,178 Shares of Common Stock

We issued $50.0 million aggregate principal amount of 5.75% convertible notes due 2014, or the notes, in a private placement on August 7, 2007.  This prospectus will be used by selling stockholders named in this prospectus to resell the shares of common stock issuable upon conversion of their notes.  The notes are initially convertible into 9,191,178 shares of common stock, based on an initial conversion price of $5.44.

The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the NASDAQ Global Market, at prevailing market prices, or at privately negotiated prices.  The selling stockholders may sell shares directly to purchasers or through brokers or dealers.  Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.  We will not receive any proceeds from the selling stockholders’ sale of the shares of common stock.  We have agreed to bear the expenses in connection with the registration and sale of the common stock offered by the selling stockholders and to indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act of 1933.  See the section in this prospectus titled “Plan of Distribution” on page 20 for additional information on how selling stockholders may conduct sales of our common stock.

Our common stock is traded on the NASDAQ Global Market under the symbol NPSP.  On September 20, 2007, the last reported sale price of our common stock on the NASDAQ Global Market was $4.46 per share.

Before buying any shares of our common stock you should read the discussion of material risks associated with investing in our common stock under the heading of “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission, or the SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this Prospectus is September [•], 2007.

As used in this prospectus, “NPS,” “company,” “we,” “our,” “ours,” and “us” refer to NPS Pharmaceuticals, Inc. and its consolidated subsidiaries except where the context otherwise requires or as otherwise indicated.

You should rely only on the information contained in, or incorporated by reference into, this prospectus.  We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus.  Offers to sell, and solicitation of offers to buy, shares of our common stock pursuant to this prospectus are only being made in jurisdictions where such offers and solicitations are permitted.  The information contained, or incorporated by reference into, this prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus or any sale of the common stock.  It is important for you to read and consider all the information contained in this prospectus, including the documents incorporated herein by reference, in making your investment decision.  In particular, you should read and consider the information in the documents we have referred you to in “Incorporation of Certain Information by Reference” and “Where You Can Find More Information” below.

SUMMARY

This summary provides an overview of selected information and does not contain all the information you should consider before investing in our common stock.  To fully understand this offering and its consequences to you, you should read this entire prospectus carefully, including the “Risk Factors” section beginning on page 2 and the documents that we incorporate by reference into this prospectus, before making an investment decision.

NPS Pharmaceuticals, Inc. is a biopharmaceutical company focused on the development and commercialization of small molecule drugs and recombinant proteins.  Our current portfolio of approved drugs and product candidates are primarily for the treatment of bone and mineral disorders, gastrointestinal disorders and central nervous system disorders.  Our product portfolio consists of one U.S. Food and Drug Administration, or FDA, approved product, another product candidate that has been granted marketing approval in Europe and is the subject of an approvable letter from the FDA in response to a new drug application, or NDA, we filed in May 2005, a product candidate that is presently the subject of a pivotal Phase III clinical study, and other product candidates in various stages of clinical development and preclinical development.  Though we independently develop many of our product candidates, we have entered into collaboration agreements for several of our programs.

On March 14, 2007, we announced that we were restructuring the company and reducing our work force from 196 employees to approximately 45 employees by the end of 2007.  As of August 31, 2007, we had 58 employees.  In conjunction with the reduction in force we are also closing our operations in Toronto, Canada and Salt Lake City, Utah.  We determined that the restructuring was necessary in light of the additional clarity that has been reached with respect to the regulatory path forward for PREOS®.  After meetings and discussions with the FDA, the regulatory path forward for PREOS® will be longer and require more capital than we initially expected.  As a result, we have adopted a strategy to transition the company to an organization that will rely primarily on outsourcing research, development and clinical trial activities, manufacturing operations, as well as other functions critical to our business.  We believe this approach enhances our ability to focus on our late stage product opportunities, including additional indications with our lead product candidates, preserve cash, allocate resources rapidly to different programs, and reallocate internal resources more effectively.

In June 2006, we announced an initiative to restructure operations by significantly reducing cash burn, reprioritizing our development portfolio, and leveraging our proprietary research and development assets.  In connection with this restructuring, we reduced our worldwide workforce, including employees and contractors, by approximately 250 positions, eliminated all commercial sales and related field based activities, terminated our agreement with Allergan, Inc. to co-promote Restasis® to rheumatologists, and determined to sell our technical operations facility in Mississauga, Ontario, Canada.

We have incurred cumulative losses from inception through June 30, 2007 of approximately $904.8 million, net of cumulative revenues from research and license agreements of approximately $184.3 million.  We expect to continue to incur significant operating losses over at least the next several years as we continue our current and anticipated development projects.  Activities that will increase our operating losses include: seeking approval to market PREOS® in the U.S. from the FDA; the conduct of current and future clinical trials with teduglutide and potentially PREOS®; and, clinical and commercial manufacturing for teduglutide, PREOS®, and PREOTACT®.

We originally incorporated in Utah in 1986 and reincorporated in Delaware in 1992.  In December 1999, we acquired Allelix Biopharmaceuticals, Inc., or Allelix, a biopharmaceutical company based in Ontario, Canada.  We now operate Allelix as a subsidiary, and refer to it as NPS Allelix.  Our executive offices are currently located at 300 Interpace Parkway, Building B, Parsippany, NJ 07054.  Our telephone number is (800) 730-3644.  We will be moving our executive offices to 550 Hills Drive, Bedminster, NJ 07921 at the end of September 2007.  Our Internet site is at http://www.npsp.com.  Information found on our Internet site is not part of this prospectus.

“NPS”, “NPS Pharmaceuticals”, “PREOS” and “PREOTACT” are our registered trademarks.  All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

RISK FACTORS

Risks Related to Our Business

Our business, financial condition and results of operations can be impacted by a number of risks, any one of which could cause our actual results to vary materially from recent results or from anticipated future results.  Any of these individual risks could materially and adversely affect our business, financial condition and results of operations, which in turn could materially and adversely affect the price of our common stock.  This effect could be compounded if multiple risks were to occur.  Before deciding to invest in our common stock, you should carefully consider the risks set forth below as well as the risks described in our Annual Report on Form 10-K for the year ended December 30, 2006, our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007 and in our other filings with the SEC.

We have a history of operating losses.  We expect to incur net losses and we may never achieve or maintain profitability.

With the exception of 1996, we have not been profitable since our inception in 1986.  We reported net losses of $112.7 million, $169.7 million and $168.3 million for the years ended 2006, 2005 and 2004, respectively, and a net loss of $36.0 million for the six months ended June 30, 2007.  As of June 30, 2007, we had an accumulated deficit of approximately $904.8 million.  To date, our revenue from product sales has been in the form of royalty payments from Amgen on sales of cinacalcet HCl, royalty payments from Nycomed on sales of PREOTACT®, which we refer to as our “PREOTACT® royalty interest” and product sales to Nycomed of PREOTACT®.  We have assigned the right to receive future royalties from Amgen for sales of cinacalcet HCl to a wholly owned subsidiary.  The subsidiary has pledged the right to such royalties as security for the repayment of certain notes.  Until such notes are paid in full, all royalties from Amgen will go to repay the notes and related interest and not to us.  As of August 30, 2007, there were approximately $254.5 million of these notes outstanding, including $100 million of notes issued on August 7, 2007.  The principal amount of the notes issued in August will increase through the issuance of the additional notes in lieu of payment of cash interest until the initial class of notes are paid in full.  If the Amgen royalties are not sufficient to repay the notes on a timely basis, or at all, then we may never receive additional cash flows from future royalty payments from Amgen on sales of cinacalcet HCl.  In July 2007, we assigned our PREOTACT® royalty interest to Drug Royalty L.P. 3.  Under our agreement with Drug Royalty, the PREOTACT® royalty interest will return to NPS only if Drug Royalty receives a certain sum of royalties based on Nycomed’s net sales of PREOTACT®.  We are entirely dependent on Nycomed for sales of PREOTACT® and we cannot assure you that Drug Royalty will receive royalties in an amount sufficient to cause the PREOTACT® royalty interest to be returned to us.  We have not generated any other revenue from product sales to date, and it is possible that we will never have sufficient product sales revenue to achieve profitability.  We expect to continue to incur losses for at least the next several years as we and our collaborators and licensees pursue clinical trials and research and development efforts.  To become profitable, we, alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates and continue to identify, develop, manufacture and market new product candidates.  It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates.

We may require additional funds.

Currently, we are not a self-sustaining business and certain economic, operational and strategic factors may require us to secure additional funds.  If we lack sufficient funding at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

Our current and anticipated operations require substantial capital.  We expect that our existing cash and cash equivalents will sufficiently fund our current and planned operations through the next 12 months from the date of this prospectus.  However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive royalty and milestone payments from our collaborators and make progress in our development and commercialization activities.  Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, our ability to effectively out-source our clinical development, regulatory, data management, research, quality control and assurance, and other activities, the success of our contract manufacturers in producing clinical and commercial supplies of our product candidates and drug delivery devices on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complimentary products, technologies or companies.  We do not have committed external sources of funding, and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all.  If adequate funds are not available, we may be required to:

•	engage in equity financings that would be dilutive to current stockholders;

•	delay, reduce the scope of or eliminate one or more of our development programs;

•

obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

If we do not receive regulatory approval to market PREOS® in the United States in a timely manner, or at all, or if we obtain regulatory approval to market PREOS® but the approved label is not competitive with then existing competitive products, our business will be materially harmed and our stock price may be adversely affected.

In May 2005, we filed an NDA for PREOS® with the FDA seeking approval to market PREOS® in the U.S.  On March 9, 2006, we received notification from the FDA that the PREOS® NDA is approvable.  In the approvable letter, the FDA indicated that our pivotal Phase III study with PREOS® demonstrated significant fracture risk reductions in post menopausal women with osteoporosis, but noted the higher incidence of hypercalcemia with PREOS® compared to placebo.  The FDA expressed concern regarding hypercalcemia associated with the proposed daily dose of PREOS® and requested additional clinical information.  The FDA also requested additional information regarding the reliability and use of the injection device for delivery of PREOS®.

Since receiving the approvable letter from the FDA, we have had further communications with the FDA including an in person meeting with senior staff from the FDA’s Division of Endocrine and Metabolism Drug Products.  During the meeting, the FDA proposed that we generate additional clinical data through the conduct of a new clinical trial in order to adequately address the hypercalcemia issue raised in the approvable letter.  Since receiving the approvable letter we have been carefully evaluating the regulatory path forward for PREOS®.  We submitted a new clinical trial protocol for PREOS® to support U.S. registration.  After multiple communications with the FDA, we believe the protocol design is now finalized.  The clinical study under the protocol is a 12-month bone-mineral density bridging study designed to evaluate the relative efficacy and safety of PREOS® as compared to placebo in women with post-menopausal osteoporosis.  We have concluded at this time that we will not initiate the study until we secure additional funding for the study from a corporate or financial partner.  There is no assurance that we will secure such funding on acceptable terms or at all.

There are no assurances that the FDA will ultimately concur with our new clinical trial protocol.  If the FDA does not ultimately concur with our submitted protocol, the regulatory approval process for PREOS® will be further delayed.  Even if the FDA concurs with our submitted protocol, there are no assurances that the results of any clinical studies based on the protocol will satisfy the concerns raised by the FDA in the approvable letter or that the FDA will ultimately determine that the applicable regulatory requirements for approval of PREOS® in the U.S. have been met.  We understand that biotechnology stock prices, including our stock price, have declined significantly in certain instances where companies have failed to meet expectations with respect to FDA approval or the timing for FDA approval.  If we are unable to obtain regulatory approval for PREOS® in a timely manner, or at all, or if we receive regulatory approval to market PREOS® in the United States but the FDA approved indication, side effect and adverse events profile, and product distribution requirements are not competitive with existing competitor products, our business will be materially harmed and our stock price may be adversely affected.

We are entirely dependent on the efforts of Nycomed to market PREOTACT® in Europe.  If Nycomed does not devote adequate resources to the marketing of PREOTACT® in Europe or if Nycomed is not successful in its efforts, sales of PREOTACT® in Europe will be reduced, our profitability will be delayed and our stock price adversely affected.

We have licensed to Nycomed the exclusive right to develop and market PREOS® in Europe and other non-U.S. countries under the brand name PREOTACT®.  The success of the commercialization of PREOTACT® outside the U.S. depends on Nycomed’s efforts and is beyond our control.  Future royalty payments from Nycomed depend upon the extent to which Nycomed devotes adequate resources to marketing PREOTACT® in Europe and achieves market acceptance for the drug.  If Nycomed does not devote adequate resources to marketing PREOTACT® in Europe then European sales of PREOTACT® will be negatively impacted, the return of the PREOTACT® royalty interest from Drug Royalty to us will be delayed and may never occur, and our profitability will be adversely affected.  Nycomed has also assumed responsibility to comply with any and all post-marketing regulatory requirements for PREOTACT® in Europe.  If Nycomed fails to comply with such post-marketing regulatory requirements, it may be subject to disciplinary proceedings from applicable regulatory authorities and its marketing and sales of PREOTACT® in Europe may be negatively impacted.

If we do not receive regulatory approval to market teduglutide in a timely manner, or at all, or if we obtain regulatory approval to market teduglutide but the approved label is not competitive with then existing competitive products, our business will be materially harmed and our stock price may be adversely affected.

Before we apply for regulatory approval for the commercial sale of teduglutide, we must complete our Phase III clinical trial in adult patients with short bowel syndrome, or SBS, and the data from such trial must indicate that the drug was safe and effective in those patients.  It is our intention to utilize a single pivotal Phase III clinical trial to support the filing of an NDA for teduglutide given the precedents already set for a competing product used to treat SBS, the difficulty enrolling patients in SBS clinical trials and the complexity of carrying out such trials.  There is no assurance that the results of the current Phase III clinical trial will satisfy the FDA requirements for the filing of an NDA for teduglutide.  Further, we cannot assure you that the FDA will accept a single Phase III clinical trial for SBS and not require us to conduct another Phase III clinical trial in support of our application for approval.  Ordinarily, the FDA guidelines recommend that sponsors conduct two (2) Phase III clinical trials.  The FDA has discussed this guidance with us and has indicated that results from the current Phase III registration study must be robust and unambiguous to qualify the trial as a single registration study.

Analysis and reporting on a carcinogenicity study for teduglutide is nearing completion and will be included as part of our NDA, if and when we file an NDA for teduglutide.  Tumors were observed in animals receiving the study drug and those receiving placebo.  Although the final study report is not yet complete, after reviewing the data from the study, an expert panel of pathologists has concluded that there were no treatment-related malignant tumors in the animals.  Nevertheless, the FDA may require a black-box warning be placed on the packaging of the product or may impose other labeling requirements that could substantially restrict revenues from such product when and if it is approved for marketing.

The preparation of an NDA is a time consuming and expensive endeavor and the NDA for teduglutide will be no exception.  There can be no assurances that we will be able to prepare an NDA for teduglutide in a timely manner or at all.  If we are able to prepare and file an NDA, we can not assure you that the FDA will accept the NDA for review or ultimately approve teduglutide for commercial sale.  We understand that biotechnology stock prices, including our stock price, have declined significantly in certain instances where companies have failed to meet expectations with respect to FDA approval or the timing for FDA approval.  If we are unable to obtain regulatory approval to commercialize teduglutide in a timely manner, or at all, or if the FDA approved indication, side effect and adverse events profile, and product distribution requirements are not competitive with existing competitor products, our ability to generate revenues to sustain our operations will be substantially impaired, our business will be materially harmed and our stock price may be adversely affected.

We may never develop any more commercial drugs or other products that generate revenues.

Cinacalcet HCl and PREOTACT® are our only drugs, to date, that are generating commercial revenues.  Our remaining product candidates will require significant additional development, clinical trials, regulatory approvals and additional investment before they can be commercialized.  As a result of our corporate restructuring, we now outsource all of our clinical development and discovery research activities.  If we are unable to transition to an outsourcing company in an efficient and timely manner, the development of our product candidates will be delayed.  Additionally, our product development efforts may not lead to commercial drugs for a number of reasons, including the failure of our product candidates to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue the programs through the clinical trial process.  Even if we are able to commercialize one or more of our product candidates, we cannot assure you that such product candidates will find acceptance in the medical community.

We have limited capacity to conduct pre-clinical testing and clinical trials, and our dependence on contract research organizations could result in delays in and additional costs for our drug development efforts.

We have limited internal resources and capacity to perform pre-clinical testing and clinical trials.  As a result, we have engaged and intend to continue engaging contract research organizations, or CROs, to perform pre-clinical testing and clinical trials for drug candidates that we choose to develop without a collaborator.  If the CROs that we hire to perform our pre-clinical testing and clinical trials or our collaborators or licensees do not meet deadlines, do not follow proper procedures, or a conflict arises between us and our CROs, our pre-clinical testing and clinical trials may take longer than expected, may be delayed or may be terminated.  If we were forced to find a replacement entity to perform any of our pre-clinical testing or clinical trials, we may not be able to find a suitable entity on favorable terms, or at all.  Even if we were able to find another company to perform a pre-clinical test or clinical trial, the delay in the test or clinical trial may result in significant expenditures.  Events such as these may result in delays in our obtaining regulatory approval for our drug candidates or our ability to commercialize our products and could result in increased expenditures that would adversely affect our operating results.

In addition, for some of our drug candidates, we plan to contract with collaborators or licensees to advance those candidates through later-stage, more expensive clinical trials, rather than invest our own resources to perform these clinical trials.  Depending on the terms of our agreements with these collaborators or licensees, we may not have any control over the conduct of these clinical trials, and in any event we would be subject to the risks associated with depending on collaborators or licensees to develop these drug candidates.

We have no manufacturing capabilities.  We depend on third parties, including a number of sole suppliers, for manufacturing, supply and storage of our product candidates and drug delivery devices to be used for our commercial launch of products, our partner’s commercial launch of products, and in our clinical trials.  We have experienced instances where our contract manufacturers have produced product and drug delivery devices which have not complied with our specifications and could not be used for commercial use or clinical trials.  Product introductions and clinical trials may be delayed or suspended if the manufacture or supply of our products or drug delivery devices are delayed, interrupted or discontinued.

We do not have internal manufacturing capabilities to produce supplies of PREOS® and PREOTACT®, teduglutide or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved.  We also do not have internal manufacturing capabilities to produce supplies of the injection pen devices used to administer PREOS®, PREOTACT® and teduglutide.  We are dependent on third parties for manufacturing, supply, and storage of our product candidates and injection devices.  If we are unable to contract for a sufficient supply of our product candidates or injection devices on acceptable terms, or if we encounter delays or difficulties in the manufacturing or supply process or our relationships with our manufacturers, we may not have sufficient product or injection devices to conduct or complete our clinical trials, support preparations for the commercial launch of our product candidates, if approved, or support our partners in the commercialization of partnered products, including Nycomed’s commercialization of PREOTACT® in the EU.

We depend on a number of contract manufacturers to supply key components of PREOS®, PREOTACT® and teduglutide.  For instance, we have entered into agreements with SynCo Bio Partners B.V., or SynCo, and Boehringer Ingelheim Austria GmbH, or BI, to produce bulk supplies of the active pharmaceutical ingredient of PREOS® and PREOTACT®.  Historically, SynCo has supplied the bulk drug product for our clinical requirements.  Our agreement with SynCo has expired and BI is now our sole supplier of the bulk drug product for PREOS® and Nycomed’s commercial requirements for PREOTACT®.  BI will supply the bulk drug product for our commercial requirements of PREOS® and Nycomed’s commercial requirements for PREOTACT® when and if BI becomes an approved supplier in the EU.  The technology utilized by SynCo to produce the active pharmaceutical ingredient of PREOS® and PREOTACT® has been transferred to BI.  In connection with the technology transfer, we were required to establish for regulatory purposes comparability between the finished drug product supplied by SynCo in the conduct of our clinical trials and the commercial supplies of the finished drug product supplied by BI.  We believe that we established the required comparability in our NDA filing.  BI has successfully completed initial manufacturing runs of the commercial bulk drug product and we expect BI to be able to produce sufficient bulk supplies of PREOS® and PREOTACT® on a timely basis.  Nevertheless, manufacturing biological products is complex and no assurances can be provided that BI will be able to produce commercial quantities of bulk drug product in a timely manner or at all.

We also depend on Vetter Pharma-Fertigung GmbH, or Vetter, for the production of finished supplies of PREOS® and PREOTACT®.  Because the “fill and finish” aspect of the manufacturing process for PREOS® and PREOTACT® requires the use of Vetter’s proprietary technology, Vetter is our sole source for finished supplies of PREOS® and PREOTACT®.  Absent the development of an alternative method of delivery of PREOS® and PREOTACT®, we will remain dependent on the availability of Vetter’s proprietary technology.  Vetter has only been producing commercial quantities of finished supplies of PREOS® and PREOTACT® for 3 quarters.  Some productions runs at Vetter have resulted in batches of finished supplies of PREOS® and PREOTACT® that did meet our specifications.  We have been working with Vetter to identify and resolve the cause of the recent failed production runs and have resolved the issue successfully.  Nevertheless, the fill and finish aspect of the manufacturing process for PREOS® is complex and no assurances can be provided that Vetter will be able to produce commercial quantities of finished supplies of PREOS® and PREOTACT® in a timely manner or at all, in order to meet Nycomed’s requirements for its commercialization of PREOTRACT® or for the conduct of our clinical trials with PREOS®.

We rely on Ypsomed AG, or Ypsomed, to manufacture the injection pen device used for the administration of PREOS® and PREOTACT®.  Ypsomed is our sole source for the pen and, absent the development of an alternative method of delivery of PREOS® and PREOTACT®, we will remain dependent on Ypsomed’s technology to produce the pen.  The pen has been specifically designed and developed for delivery of PREOS® and PREOTACT®.  This will be the first time that Ypsomed will have produced commercial quantities of the pen.  We are working with Ypsomed to produce sufficient supplies of the pen on a timely basis to support Nycomed’s commercialization of PREOTACT® in the EU, and our commercial needs for PREOS® in the U.S., when and if approved.  Manufacturing drug delivery devices such as the pen is complex and no assurances can be provided that Ypsomed will be able to produce commercial quantities of the pen in a timely manner or at all.

We are subject to various risks when relying on our contract manufacturers for the supply of PREOS® and PREOTACT® and the pen.  If, for example, Vetter is unable to produce finished supplies of PREOS® and PREOTACT® in required quantities or in accordance with our required specifications, in a timely manner or at all, or if Ypsomed is unable to produce the pen in required quantities and in accordance with our required specifications, in a timely manner or at all, Nycomed’s commercialization of PREOTACT® in the EU and our commercial launch of PREOS® in the U.S., if and when approved, would be delayed and we could be forced ultimately to develop an alternative delivery process for PREOS® and PREOTACT®, which would require additional clinical trials and regulatory approvals.  We have experienced certain instances where our contract manufacturers have produced product and pens that have not met our required specifications and could not be used in clinical trials or for commercial launch.  Any extended disruption or termination of our relationship with any of our contract manufacturers for PREOS® or the pen would materially harm our business and financial condition and could adversely impact our stock price.

Additionally, under our 2004 license agreement with Nycomed, we are responsible to supply Nycomed with its requirements of PREOTACT® and the pen to support the commercialization of PREOTACT® in the EU and any further clinical studies required for PREOTACT® in EU.  We recently entered into a 2007 license agreement with Nycomed, which amends and restates the 2004 license agreement.  Under the 2007 license agreement, Nycomed is required to assume responsibility for the manufacture and supply of PREOTACT® and the pen in its territory.  If Nycomed does not assume such manufacturing and supply responsibilities by a certain date, the 2007 license agreement will terminate, the 2004 license agreement will again become the operative license between NPS and Nycomed, and our obligation to manufacture and supply PRETOACT® and the pen to Nycomed will continue.  To the extent that the manufacture and supply of PREOTACT® or the pen is interrupted or delayed, we may be unable to support Nycomed’s commercial or clinical requirements for PREOTACT® or the pen.  Such a delay may cause European sales of PREOTACT® to be negatively impacted and adversely affect our relationship with Nycomed, our profitability and stock price.

We also have arrangements with contract manufacturers for clinical supplies of teduglutide.  If clinical supplies of teduglutide are disrupted, exhausted, or fail to arrive when needed, we will have to curtail substantially or postpone initiation of planned clinical trials with teduglutide.

Dependence on contract manufacturers for commercial production involves a number of additional risks, many of which are outside our control.  These additional risks include:

•

there may be delays in scale-up to quantities needed for clinical trials and commercial launch or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

•

our current and future manufacturers are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and international regulatory authorities for compliance with strictly enforced Good Manufacturing Practices regulations and similar foreign standards, and we do not have control over our contract manufacturers’ compliance with these regulations and standards;

•	our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products or drug delivery devices for us;

•

if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for, the production of our products and drug delivery devices;

•	our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and

•

we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products or drug delivery devices.

Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our being unable to effectively commercialize our products.

We do not currently intend to manufacture any of our product candidates, although we may choose to do so in the future.  If we decide to manufacture our products, we would be subject to the regulatory risks and requirements described above.  We would also be subject to similar risks regarding delays or difficulties encountered in manufacturing our pharmaceutical products and we would require additional facilities and substantial additional capital.  We cannot assure you that we would be able to manufacture any of our products successfully in accordance with regulatory requirements and in a cost-effective manner.

Our financial results could be affected by factors such as a change in the foreign currency exchange rate.

We have significant clinical and commercial manufacturing agreements which have been generally been entered into by our Canadian subsidiary and are denominated in euros or Canadian dollars.  Additionally, we have significant clinical and commercial manufacturing agreements which are denominated in euros.  As a result, our financial results could be affected by factors such as a change in the foreign currency exchange rate between the U.S. dollar and the Canadian dollar or euro, or by weak economic conditions in Canada or Europe.  When the U.S. dollar strengthens against the Canadian dollar or euros, the cost of expenses in Canada or Europe decreases.  When the U.S. dollar weakens against the Canadian dollar or euro, the cost of expenses in Canada or Europe increases.  The monetary assets and liabilities in our foreign subsidiary which are impacted by the foreign currency fluctuations are cash, accounts receivable, accounts payable, and certain accrued liabilities.  A hypothetical ten percent increase or decrease in the exchange rate between the U.S. dollar and the Canadian dollar or euro from the June 30, 2007 rate would cause the fair value of such monetary assets and liabilities in our foreign subsidiary to change by an insignificant amount.  We are not currently engaged in any foreign currency hedging activities.

Clinical trials are long, expensive and uncertain processes and the FDA may ultimately not approve any of our product candidates.  We cannot assure you that data collected from preclinical and clinical trials of our product candidates will be sufficient to support approval by the FDA, and our failure to obtain FDA approval could delay our profitability and adversely affect our stock price.

Before we receive regulatory approval for the commercial sale of our product candidates, our product candidates are subject to extensive pre-clinical testing and clinical trials to demonstrate their safety and efficacy.  Clinical trials are long, expensive and uncertain processes.  Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale.  Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer-term treatment.  Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing.  For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.  The clinical trials of any of our drug candidates, including teduglutide, could be unsuccessful, which would prevent us from commercializing the drug.  Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our stock price.

If we fail to maintain our existing or establish new collaborative relationships, or if our collaborators do not devote adequate resources to the development and commercialization of our licensed drug candidates, we may have to reduce our rate of product development and may not see products brought to market or be able to achieve profitability.

Our strategy for developing, manufacturing and commercializing our products includes entering into various relationships with large pharmaceutical companies to advance many of our programs.  We have granted exclusive development, commercialization and marketing rights to a number of our collaborators for some of our key product development programs, including Sensipar, calcilytics, mGluRs and glycine reuptake inhibitors.  Except in the case of our collaboration with AstraZeneca for research involving mGluRs, our collaborators have full control over those efforts in their territories and the resources they commit to the programs.  Accordingly, the success of the development and commercialization of product candidates in those programs depends on their efforts and is beyond our control.  For us to receive any significant milestone or royalty payments from our collaborators, they must advance drugs through clinical trials, establish the safety and efficacy of our drug candidates, obtain regulatory approvals and achieve market acceptance of those products.  As a result, if a collaborator elects to terminate its agreement with us with respect to a research program, our ability to advance the program may be significantly impaired or we may elect to discontinue funding the program altogether.  For example, in early 2002, Abbott terminated its agreement with respect to isovaleramide, and Forest Laboratories terminated its agreement with us with respect to ALX-0646.  As a result, the advancement of these programs was delayed and discontinued as to ALX-0646.  There is still a possibility to continue advancement of the D Serine, 1776 and 1506 projects.

Under our agreement with AstraZeneca, we are required to co-direct the research and to pay for an equal share of the preclinical research costs, including capital and a minimum number of personnel through March 2009 unless earlier terminated by AstraZeneca or us upon six months advance written notice.  This commitment of personnel and capital may limit or restrict our ability to initiate or pursue other research efforts.

As part of our product development and commercialization strategy, we evaluate whether to seek collaborators for our product candidates.  If we elect to collaborate, we may not be able to negotiate collaborative arrangements for our product candidates on acceptable terms, if at all.  If we are unable to establish collaborative arrangements, we will either need to increase our expenditures and undertake the development and commercialization activities at our own expense or delay further development of the affected product candidate.

Collaborative agreements, including our existing collaborative agreements, pose the following risks:

•	our contracts with collaborators may be terminated and we may not be able to replace our collaborators;

•	the terms of our contracts with our collaborators may not be favorable to us in the future;

•	our collaborators may not pursue further development and commercialization of compounds resulting from their collaborations with us;

•	a collaborator with marketing and distribution rights to one or more of our product candidates, such as Nycomed, may not commit enough resources to the marketing and distribution of such candidates;

•

disputes with our collaborators may arise, leading to delays in or termination of the research, development or commercialization of our product candidates, or resulting in significant litigation or arbitration;

•	contracts with our collaborators may fail to provide significant protection if one or more of them fail to perform;

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in some circumstances, if a collaborator terminates an agreement, or if we are found to be in breach of our obligations, we may be unable to secure all of the necessary intellectual property rights and regulatory approval to continue developing the same compound or product;

•	our collaborators could independently develop, or develop with third parties, drugs that compete with our products; and

•	we may be unable to meet our financial or other obligations under our collaborative agreements.

We cannot assure you of the success of our current collaborative efforts nor can we assure you of the success of any of our future collaborative efforts.  If our collaborative efforts fail, our business and financial condition would be materially harmed.

Because we have never marketed, sold or distributed a product, we may be unable to market successfully and sell our products and generate revenues.

Due to the delay in obtaining regulatory approval of PREOS® we have eliminated all commercial sales and related field operations.  This included the termination of our promotion agreement with Allergan to promote Restasis® and our agreement with our contract sales organization Ventiv Pharma Services.  As a result, if and when we receive regulatory approval to market and sell one or more of our product candidates we will have to enter into agreements with contract sales organizations to provide sales, marketing, market research and product planning services.  Our inability to enter into such agreements may limit our ability to gain market acceptance for our products and generate revenues.  We cannot assure you that when and if we enter into such agreements, we will be successful in managing such service providers and in generating sales revenue with any of our product candidates.  Further, if we establish relationships with one or more companies with existing distribution systems and direct sales forces to market any or all of our product candidates, we cannot assure you that we will be able to enter into or maintain agreements with these companies on acceptable terms, if at all.

Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, we may be unable to sell our products profitably.

The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product.  These third-party payors continually attempt to contain or reduce the costs of healthcare.  There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely.  Medicare’s policy may decrease the market for our products that are designed to treat patients with age-related disorders, such as osteoporosis and hyperparathyroidism.  Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products.

In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services.  We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope, particularly for product candidates addressing small patient populations, such as teduglutide for the treatment of short bowel syndrome.

The passage of the Medicare Prescription Drug and Modernization Act of 2003, or the MMA, imposes new requirements for the distribution and pricing of prescription drugs for Medicare beneficiaries which may affect the marketing of our products.  The MMA also introduced a new reimbursement methodology, part of which went into effect in 2004.  At this point, it is not clear what effect the MMA will have on prices paid for currently approved drugs and the pricing options for new drugs approved after January 1, 2006.  Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates.  Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

In addition, in some foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed.  The requirements governing drug pricing vary widely from country to country.  We expect that there will continue to be a number of federal and state proposals to implement governmental pricing controls.  While we cannot predict whether such legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products, and we may not be able to complete successfully against other companies in our industry and achieve profitability.

The pharmaceutical and biotechnology industries are intensely competitive.  We have competitors both in the U.S. and internationally including major multi-national pharmaceutical companies, chemical companies, biotech companies, universities and other research organizations.  Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields.  For example, Forteo® , a fragment of the full-length parathyroid hormone for the treatment of osteoporosis, is currently being marketed in the United States and Europe by Eli Lilly as a treatment for patients with osteoporosis who are at high risk of bone fracture.  If PREOS® is approved by the FDA, it will compete directly with Forteo®  and other approved therapies, including supplementing dietary calcium and vitamin D, estrogen replacement therapies, calcitonin, bisphosphonate and selective estrogen modulators therapies.  Many of our competitors have substantially greater financial and management resources, superior intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience.  In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals.  Consequently, our competitors may obtain FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators, which could render our product candidates obsolete and non-competitive.

Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop.  Current and prospective competing products may provide greater therapeutic benefits for a specific problem, may offer easier delivery or may offer comparable performance at a lower cost.  Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share.  Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community.  Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products.  As a result, we may never achieve profitability.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

The patent positions of pharmaceutical and biotechnology firms are uncertain and involve complex legal and factual questions.  The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents.  If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase.  If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.  In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued.  Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated, or found to be unenforceable.  Until recently, patent applications in the United States were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries.  Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application.  We cannot assure you that, even if published, we will be aware of all such literature.  Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Our commercial success depends in part on our ability to maintain and enforce our proprietary rights.  If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights.  We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position.  In addition, we cannot assure you that others will not design around our patented technology.

Moreover, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favorable to us.  We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable.  Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries.  Protection of the rights revealed in published patent applications can be complex, costly and uncertain.

In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks.  The United States Patent and Trademark Office has approved the registration of the trademark “PREOS.” A third party may assert a claim that the PREOS mark is confusingly similar to its mark, and such claims or objections by the FDA could force us to select a new name for PREOS, which could cause us to incur additional expense or delay its introduction to market.

We also rely on trade secrets, know-how and confidentially provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property.  However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to enforce adequately our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use.  Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Our success also depends on avoiding infringement of the proprietary technologies of others.  In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including PREOS® and teduglutide.  In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights.  An adverse outcome in these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease or modify our use of the technology.  If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all.  Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

We are subject to extensive government regulations that may cause us to cancel or delay the introduction of our products to market.

Our research and development activities and the clinical investigation, manufacture, distribution and marketing of drug products are subject to extensive regulation by governmental authorities in the United States and other countries.  Prior to marketing in the United States, a drug must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law, including the Federal Food, Drug and Cosmetic Act.  To receive approval, we or our collaborators must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product is both safe and effective for each indication where approval is sought.  Depending upon the type, complexity and novelty of the product and the nature of the disease or disorder to be treated, that approval process can take several years and require substantial expenditures.  Data obtained from testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals of our products.  Drug testing is subject to complex FDA rules and regulations, including the requirement to conduct human testing on a large number of test subjects.  We, our collaborators or the FDA may suspend human trials at any time if a party believes that the test subjects are exposed to unacceptable health risks.  We cannot assure you that any of our product candidates will be safe for human use.  Other countries also have extensive requirements regarding clinical trials, market authorization and pricing.  These regulatory schemes vary widely from country to country, but, in general, are subject to all of the risks associated with United States approvals.

If any of our products receive regulatory approval, the approval will be limited to those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials.  In addition, results of pre-clinical studies and clinical trials with respect to our products could subject us to adverse product labeling requirements which could harm the sale of such products.  Even if regulatory approval is obtained, later discovery of previously unknown problems may result in restrictions of the product, including withdrawal of the product from the market.  Further, governmental approval may subject us to ongoing requirements for post-marketing studies.  Even if we obtain governmental approval, a marketed product, its respective manufacturer and its manufacturing facilities are subject to unannounced inspections by the FDA and must comply with the FDA’s current Good Manufacturing Practices and other regulations.  These regulations govern all areas of production, record keeping, personnel and quality control.  If a manufacturer fails to comply with any of the manufacturing regulations, it may be subject to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution.  Other countries also impose similar manufacturing requirements.

As a result of our restructuring initiatives and the related reductions in our workforce, we have reallocated certain employment responsibilities and will be required to outsource certain corporate functions, which will render us more dependent on third-parties to perform these corporate functions.

We have announced restructuring initiatives which included reductions in our world-wide workforce as well as our intention to transition the company to an outsourcing business strategy.  The reductions will result in the reallocation of certain employment responsibilities, which could adversely impact operational efficiencies, employee performance and retention.  Also, as a result of these reductions, we will be required to outsource certain corporate functions which will make us more dependent on third-parties for the performance of these functions in connection with our business and product candidates.  To the extent that we are unable to effectively reallocate employee responsibilities, retain key employees, establish and maintain agreements with competent third-party contractors on terms that are acceptable to us, or effectively manage the work performed by any retained third-party contractors, our ability to advance our business or product candidates may be significantly impaired and our stock price may be adversely affected.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend heavily on the principal members of our scientific and management staff.  If we lose any of these persons, our ability to develop products and become profitable may suffer.  The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees.  Our future success will also depend in large part on our ability to attract and retain other highly qualified personnel.  We face competition for personnel from other companies, academic institutions, government entities and other organizations.  After the 2007 restructuring, we will base our operations in New Jersey.  Our future success will depend in part on how well we are able to transition activities in our Toronto and Salt Lake City locations to our New Jersey location.

In particular, we are highly dependent on key members of our management team, including Dr. Anthony Coles, our Chief Executive Officer and President, to manage our business.  In addition to Dr. Coles, we have hired other key members of our management team over the past two years, each of whom is highly qualified, important to our business and would be difficult to replace.  In connection with our March 2007 restructuring and the related closure of our Toronto and Salt Lake City operations and our plan to transition the company to an outsourcing business strategy, certain members of our management team will be leaving the company by the end of 2007.  We may also lose other certain key employees and members of our management team.  If we are unable to retain those key employees and members of our management team in connection with or after our 2007 restructuring initiative, our ability to transition the company to the outsourcing business model may be delayed and hindered and our business may suffer.  Each member of our management team is an employee at will and, despite our retention efforts, we can not assure you that they will remain with the company.  If we are unable to retain members of our management team or if we are unable to attract and retain other highly qualified executives and employees in our industry, we may not be able to implement successfully our business strategy.

Our successful transition to the outsourcing business model and our overall ability to compete in the highly competitive biotechnology and pharmaceuticals industry will also depend on our ability to attract, retain and motivate highly skilled executives and employees.  The skill sets needed to operate an outsourcing business model are different from those that our current personnel now possess.  As a result, we will need to hire and retain new employees with the requisite skills and experience.  If we are unable to do so, we may not be able to implement our business strategy and our business will suffer.

We are involved in securities class action litigation and shareholder derivative litigation that could become expensive and divert management’s attention from operating our business.

NPS and certain of its officers have been named as defendants in a consolidated securities class action lawsuit.  In addition, certain NPS’ officers, directors and former officers and directors have been named as defendants in several shareholder derivative lawsuits.  The initial derivative litigation has been dismissed, but the court has granted the plaintiff leave to amend and refile the complaint.  Additional derivative actions have been filed as well, though the nature of these claims mimics the previously dismissed case.  NPS believes that the claims in these lawsuits are without merit and intends vigorously to defend itself and the other defendants against the claims.  We maintain insurance for claims of this nature, which we believe is adequate.  Moreover, we believe, based on information currently available, that the filing and ultimate outcome of the lawsuits will not have a material impact on our financial position.  However, NPS’s extended involvement in these actions may become expensive and divert management’s attention and resources from operating our business.  Additionally, we may not be successful in having these lawsuits dismissed or settled within the limits of our insurance or at all.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims.  We have obtained limited product liability insurance coverage for our clinical trial on humans, however, our insurance coverage may be insufficient to protect us against all product liability damages.  Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages.  Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs.  Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents.  Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials.  We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could cover all or a portion of a damage claim arising from our use of hazardous and other materials.  However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

Compliance with changing regulation of corporate governance and public disclosure may result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, new SEC regulations and NASDAQ Global Market rules are creating uncertainty for companies such as ours.  These new or changed laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.  We are committed to maintaining high standards of corporate governance and public disclosure.  As a result, our efforts to comply with evolving laws, regulations and standards have resulted in, and are likely to continue to result in, increased general and administrative expenses and management time related to compliance activities.  We expect these efforts to require the continued commitment of significant resources.  If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed and we might be subject to sanctions or investigation by regulatory authorities, such as the SEC.  Any such action could adversely affect our financial results and the market price of our common stock.

Risks Related to Our Common Stock and Notes Payable

Our stock price has been and may continue to be volatile and an investment in our common stock could suffer a decline in value.

You should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment.  We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common stock.  The market price of our common stock has been highly volatile and is likely to continue to be volatile.  Factors affecting our common stock price include:

•	fluctuations in our operating results;

•	announcements of technological innovations or new commercial products by us, our collaborators or our competitors;

•	published reports by securities analysts;

•

the progress of our and our collaborators’ clinical trials, including our and our collaborators’ ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies;

•	developments in patent or other intellectual property rights;

•	publicity concerning the discovery and development activities by our licensees;

•	public concern as to the safety and efficacy of drugs that we and our competitors develop;

•	our ability to meet market expectations with respect to FDA approval or the timing for FDA approval for our product candidates; and

•	general market conditions.

Anti take over provisions in our Certificate of Incorporation, Bylaws, stockholder rights plan and under Delaware law may discourage or prevent a change of control.

Provisions of our Certificate of Incorporation and Bylaws and Section 203 of the Delaware General Corporation Law could delay or prevent a change of control of the Company.  For example, our Board of Directors, without further stockholder approval, may issue preferred stock that could delay or prevent a change of control as well as reduce the voting power of the holders of common stock, even to the extent of losing control to others.  In addition, our Board of Directors has adopted a stockholder rights plan, commonly known as a “poison pill,” that may delay or prevent a change of control.

Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

Additional equity financings or other share issuances by us could adversely affect the market price of our common stock.  Sales by existing stockholders of a large number of shares of our common stock in the public market, including the sale of shares pursuant to this prospectus by the selling stockholders, and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common stock to drop.

Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

The conversion of some or all of the notes will dilute the ownership interests of existing stockholders.  Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock.  In addition, the existence of the notes may encourage short selling by market participants.

Royalty and milestone revenues received from Amgen on sales of cinacalcet HCl may not be sufficient to cover the interest and principal payments on the Secured Notes due March 30, 2017.  As a result, we would have to either make such payments out of available cash resources or risk forfeiture of certain royalty rights under the Amgen agreement.

In December 2004 our subsidiary completed a private placement of $175.0 million in secured 8.0% Notes due March 30, 2017.  In August 2007 our subsidiary completed a private placement of $100 million of secured 15.5% notes due March 30, 2017.  All of these secured notes are non-recourse to us and are secured by certain royalty and related rights of the company under our agreement with Amgen.  Additionally, the principal sources for interest payments and principal repayment of the secured notes is limited to royalty and milestone payments received from Amgen.  If the revenues received from Amgen are insufficient to cover the interest and other payments due under the secured notes we would have to either make the payments out of available cash resources or forfeit our rights to royalties and other rights under the Amgen agreement.  If we elect to make the payments our cash resources would be significantly reduced and we may not have sufficient cash resources to fund our programs and operations.  The principal amount of the secured notes issued in August 2007 will increase through the issuance of additional notes in lieu of payment of cash interest until the initial class of secured notes is paid in full.  If we do not make the payments due under the secured notes then we risk losing the future revenue stream from Amgen for sales of cinacalcet HCl which could adversely effect future cash resources and we would lose rights to the technology licensed to Amgen under the Amgen agreement.

Changes in interest rates can affect the fair value of the investment portfolio and its interest earnings.

Our interest rate risk exposure results from our investment portfolio, our convertible notes, our secured notes and our lease financing obligation.  Our primary objectives in managing our investment portfolio are to preserve principal, maintain proper liquidity to meet operating needs and maximize yields.  The securities we hold in our investment portfolio are subject to interest rate risk.  At any time, sharp changes in interest rates can affect the fair value of the investment portfolio and its interest earnings.  After a review of our marketable investment securities, we believe that in the event of a hypothetical ten percent increase in interest rates, the resulting decrease in fair market value of our marketable investment securities would be insignificant to our financial condition.  Currently, we do not hedge these interest rate exposures.  We have established policies and procedures to manage exposure to fluctuations in interest rates.  We place our investments with high quality issuers and limit the amount of credit exposure to any one issuer and do not use derivative financial instruments in our investment portfolio.  We invest in highly liquid, investment-grade securities and money market funds of various issuers, types and maturities.  These securities are classified as available for sale and, consequently, are recorded on the balance sheet at fair value with unrealized gains or losses reported as accumulated other comprehensive income as a separate component in stockholders’ equity (deficit).  Our 3.0% convertible notes due June 15, 2008, our 8.0% secured notes due March 30, 2017, our 15.5% secured notes due March 30, 2017, and the 5.75% convertible notes due August 7, 2014 each have a fixed interest rate.  The fair value of the convertible notes is affected by changes in the interest rates and by changes in the price of our common stock.  The fair value of the secured notes is affected by changes in the interest rates and by historical rates of royalty revenues from cinacalcet HCl sales.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements represent our management’s judgment regarding future events.  In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently.  All statements other than statements of historical fact included in this prospectus and the documents incorporated by reference therein regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements.  Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding potential drug candidates, their potential therapeutic effect, the possibility of obtaining regulatory approval, our ability or the ability of our collaborators to manufacture and sell any products, market acceptance or our ability to earn a profit from sales or licenses of any drug candidate or discover new drugs in the future are all forward-looking in nature.  We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

•	Our ability to outsource activities critical to the advancement of our product candidates and manage those companies to whom such activities are outsourced;

•	our ability to secure additional funds;

•

the risks inherent in our research and development activities, including the successful continuation of our strategic collaborations, our and our collaborators’ ability to complete successfully clinical trials, commercialize products and receive required regulatory approvals, and the length, time and cost of obtaining such regulatory approvals;

•	competitive factors;

•	our ability to maintain the level of our expenses consistent with our internal budgets and forecasts;

•	the ability of our contract manufacturers to produce successfully adequate clinical supplies of our product candidates to meet our clinical trial and commercial launch requirements;

•	changes in our relationships with our collaborators;

•	variability of our royalty, license and other revenues;

•	our ability to enter into and maintain agreements with current and future collaborators on commercially reasonable terms;

•	the demand for securities of pharmaceutical and biotechnology companies in general and our common stock in particular;

•	uncertainty regarding our patents and patent rights;

•	compliance with current or prospective governmental regulation;

•	technological change; and

•	general economic and market conditions.

You should also consider carefully the statements set forth in the section entitled “Risk Factors” beginning on page 2 of this prospectus, which addresses these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements.  All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements.  We have no plans to update these forward-looking statements.

USE OF PROCEEDS

All proceeds from the sale of our common stock covered by this prospectus will belong to the selling stockholders who offer and sell their shares.  We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

SELLING STOCKHOLDERS

The shares of common stock being offered by the selling stockholders are issuable upon conversion of the notes.  We are registering the shares of common stock in order to permit the selling stockholders to offer the shares for resale from time to time.  Except for the ownership of these notes and the shares of common stock set forth in the fourth column below, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders.  The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of the notes, as of September 17, 2007, assuming conversion of all notes held by the selling stockholders on that date, without regard to any limitations on conversions.

The third column lists the shares of common stock being offered by this prospectus by each selling stockholder.

In accordance with the terms of a registration rights agreement among the company and the selling stockholders, this prospectus generally covers the resale of the number of shares of common stock issued or issuable pursuant to the term of the applicable notes as of the trading day immediately preceding the date the Registration Statement is initially filed with the SEC.  Because the conversion price of the notes may be adjusted, the number of shares that will actually be issued and offered by this prospectus may be more or less than the number of shares stated in this prospectus.  The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the notes, a selling stockholder may not convert the notes to the extent such conversion would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed a certain percentage of our then outstanding shares of common stock following such conversion, excluding for purposes of such determination shares of common stock issuable upon conversion of the notes which have not been converted.  The number of shares in the second column does not reflect this limitation.  The selling stockholders may sell all, some or none of their shares in this offering.  See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares Owned After Offering

Visium Balanced Fund, LP	2,447,269	2,043,029	404,240
Visium Balanced Offshore Fund, Ltd.	4,296,082	3,582,078	714,004
Visium Long Bias Fund, LP	964,504	752,872	211,632
Visium Long Bias Offshore Fund, Ltd.	2,914,698	2,283,917	631,781
Atlas Master Fund, Ltd.	636,238	529,282	106,956

PLAN OF DISTRIBUTION

We are registering the shares of common stock issuable upon conversion of the notes to permit the resale of these shares of common stock by the holders of the notes from time to time after the date of this prospectus.  We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock.  We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions.  The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices.  These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved).  In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume.  The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales.  The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the notes, or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act.  At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.  In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the Registration Statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person.  Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock.  All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, including, without limitation, the SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any.  We have agreed to indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution.  We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the Registration Statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

Val R. Antczak, our Senior Vice President, Legal Affairs and Associate General Counsel will pass on the validity of our common stock being offered for sale pursuant to this prospectus.

EXPERTS

The consolidated financial statements of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report covering the December 31, 2006 financial statements refers to a change to the method of accounting for stock-based compensation.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus and information that we file subsequently with the SEC will automatically update and supersede this prospectus.

We incorporate by reference the filings listed below, which have previously been filed with the SEC and any future filings we make with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934 until this offering of securities is terminated (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K unless specifically incorporated by reference by us).

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2006 as filed with the SEC on March 14, 2007, including all material incorporated by reference therein;

•	Quarterly Reports on Form 10-Q for the quarterly periods ended March 31 and June 30, 2007 as filed with the SEC on May 9 and August 7, 2007, respectively;

•	Current Reports on Form 8-K as filed with the SEC on January 23, 2007, March 14, 2007, May 9, 2007, June 25, 2007, July 7, 2007, July 17, 2007, July 20, 2007, August 7, 2007 and August 31, 2007;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on May 23, 1994; and

•

The description of our Rights Agreement and Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A/A filed on December 31, 2001 and our Current Report on Form 8-K filed on December 19, 1996.

You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing us at NPS Pharmaceuticals, Inc., 300 Interpace Parkway, Building B, Parsippany, NJ 07054 or 550 Hills Drive, Suite 310, Bedminster, NJ 07921 or calling us at 800-730-3644.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a Registration Statement on Form S-3 that we filed with the SEC.  Certain information in the Registration Statement has been omitted from this prospectus in accordance with the rules of the SEC.  We file annual, quarterly and other reports, proxy statements and other information with the SEC.  You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our common stock is quoted on the NASDAQ Global Market under the symbol “NPSP.”

Our SEC filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

          The following table sets forth the estimated costs and expenses payable by us in connection with the issuance and distribution of the common stock pursuant to this Registration Statement.  All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$1,254
Accountant’s Fees and Expenses	$11,000
Legal Fees and Expenses	$35,000
Printing	$5,000
Miscellaneous Expenses	$2,500

Total	$43,770

Item 15.   Indemnification of Directors and Officers

          Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933.  The Company’s Bylaws also provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law.

          The Company’s Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to the Company and its stockholders.  These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law.  In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law.  The provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

          The Company has entered into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.  The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 16.   Exhibits

Exhibit No.	Description

4.1	Specimen Common Stock Certificate (1)

4.2A

Rights Agreement, dated as of December 4, 1996, between Registrant and American Stock Transfer & Trust, Inc., with Exhibit A, Form of Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant; Exhibit B, Form of Right Certificate; and Exhibit C, Summary of Rights to Purchase Shares of Preferred Stock of the Registrant (2)

4.2B	First Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated December 31, 2001 (3)

4.2C	Second Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated February 19, 2003 (4)

4.3	Securities Purchase Agreement between the Registrant and the buyers named therein dated as of August 7, 2007 (5)

4.4	Form of Note issued pursuant to the Securities Purchase Agreement (6)

4.5	Registration Rights Agreement between the Registrant and the parties named therein dated as of August 7, 2007 (7)

5.1	Opinion of Counsel

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Counsel (included in Exhibit 5.1)

24.1	Power of Attorney (incorporated in the signature page of this Registration Statement)

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-1 filed on January 21, 1994.

(2)	Incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated December 19, 1996.

(3)	Incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form 8-A/A filed on December 31, 2001.

(4)	Incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A/A filed February 21, 2003.

(5)	Incorporated herein by reference to Exhibit 4.5 to the Registrant’s Current Report on Form 8-K dated August 31, 2007.

(6)	Incorporated herein by reference to Exhibit 4.5 to the Registrant’s Current Report on Form 8-K dated August 31, 2007.

(7)	Incorporated herein by reference to Exhibit 4.7 to the Registrant’s Current Report on Form 8-K dated August 31, 2007.

Item 17.   Undertakings

A.	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement.  Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)

To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Registration Statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

B.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

D.	The undersigned Registrant hereby undertakes that:

(1)

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Parsippany, New Jersey, on the 21 day of September, 2007.

NPS PHARMACEUTICALS, INC.

By:	/s/ N. Anthony Coles

N. Anthony Coles
President and Chief Executive Officer

          Each person whose signature appears below hereby constitutes and appoints Andrew Rackear and N. Anthony Coles jointly and severally, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, and in any and all capacities to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933 this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ N. Anthony Coles	President and Chief Executive Officer and Director (Principal Executive Officer)	September 21, 2007

N. Anthony Coles

/s/ Gerard J. Michel	Chief Financial Officer (Principal Financial and Accounting Officer)	September 21, 2007

Gerard J. Michel

/s/ Michael W. Bonney	Director	September 21, 2007

Michael W. Bonney

/s/ James G. Groninger	Director	September 21, 2007

James G. Groninger

/s/ Donald E. Kuhla	Director	September 21, 2007

Donald E. Kuhla

/s/ Rachel R. Selisker	Director	September 21, 2007

Rachel R. Selisker

Signature	Title	Date

/s/ Calvin R. Stiller	Director	September 21, 2007

Calvin R. Stiller

/s/ Peter G. Tombros	Director	September 21, 2007

Peter G. Tombros

EXHIBIT INDEX

Description

Exhibit No.	Description

4.1	Specimen Common Stock Certificate (1)

4.2A

Rights Agreement, dated as of December 4, 1996, between Registrant and American Stock Transfer & Trust, Inc., with Exhibit A, Form of Certificate of Designation of Series A Junior Participating Preferred Stock of the Registrant; Exhibit B, Form of Right Certificate; and Exhibit C, Summary of Rights to Purchase Shares of Preferred Stock of the Registrant (2)

4.2B	First Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated December 31, 2001 (3)

4.2C	Second Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated February 19, 2003 (4)

4.3	Securities Purchase Agreement between the Registrant and the undersigned buyers dated as of August 7, 2007 (5)

4.4	Form of Note issued pursuant to the Securities Purchase Agreement (6)

4.5	Registration Rights Agreement between the Registrant and the undersigned buyers dated as August 7, 2007 (7)

5.1	Opinion of Counsel

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Counsel (included in Exhibit 5.1)

24.1	Power of Attorney (incorporated in the signature page of this Registration Statement)

(1)	Incorporated herein by reference to Registrant’s Registration Statement on Form S-1 filed on January 21, 1994.

(2)	Incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated December 19, 1996.

(3)	Incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form 8-A/A filed on December 31, 2001.

(4)	Incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A/A filed February 21, 2003.

(5)	Incorporated herein by reference to Exhibit 4.5 to the Registrant’s Current Report on Form 8-K dated August 31, 2007.

(6)	Incorporated herein by reference to Exhibit 4.6 to the Registrant’s Current Report on Form 8-K dated August 31, 2007.

(7)	Incorporated herein by reference to Exhibit 4.7 to the Registrant’s Current Report on Form 8-K dated August 31, 2007.